SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under The Securities Exchange Act of 1934
(Amendment No. 1)
                       Wichita River Oil Corporation
        _______________________________________________________
                            (Name Of Issuer)
                               Common Par
          ______________________________________________________
                       (Title of Class of Securites)

                               967352105
           ----------------------------------------------------
                            (Cusip Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person : (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page  1 of  6 Pages
SEC 1745   (9-82
CUSIP No.  967352105                13G
Page 2 of 6 Pages
                       Wichita River Oil Corporation
1
NAME OF REPORTING PERSON
S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
Chemical Banking Corporation - CBC
Chemical Bank                 - CB
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
             (A)
             (B)

3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
Chemical Banking Corporation - CBC
Chemical Bank                -  CB
NUMBER
OF
SHARES
5
SOLE VOTING POWER
CBC    - None
CB     - None
BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER
CBC    - 350,000
CB     -  350,000
EACH
REPORTING
PERSON
7
SOLE DISPOSITIVE POWER
CBC    - None
CB     - None
WITH
8
SHARED DISPOSITIVE POWER
CBC    - 350,000
CB     -  350,000
 9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                  CBC    - 350,000
                  CB     -  350,000
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  CBC - 4.3%
                  CB  - 4.3%
12
TYPE OF PERSON REPORTING*
                  CBC - HC
                  CB -  BK

* SEE INSTRUCTION BEFORE FILLING OUT!

                     Wichita River Oil Corporation


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G Under
The Securities Exchange Act of 1934
(Amendment No. 1)
Item 1(a).Name of Issuer:     Wichita River Oil Corporation
Item 1(b).Address of Issuer:  2000 Bering Drive,
                              Suite 500
                              Houston, Tx.  77057
Principal Executive Officer:  Michael L. McDonald,
Chairman and President
Item 2(a).     Name of Person Filing:   This notice is
filed by CHEMICAL BANKING CORPORATION (CBC) and its wholly owned subsidiary, Chemical Bank (CB).
Item 2(b).     Address of Principal Business
               CBC:      270 Park Avenue
               Office:   New York, NY 10017

               CB:       270 Park Avenue
                         New York, NY 10017
Item 2(c).     Citizenship:        CBC - Delaware
                                   CB -  New York
Item 2(d).     Title of Class of Securities: Common Par
Item 2(e).     CUSIP Number:  967352105
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                   Wichita River Oil Corporation

Item 3.   If this statement is filed pursuant to Rules
13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [   ] Broker or dealer registered under
Section 15 of the Act.
     (b) [ X ] Bank as defined in Section 3(a)(6) of
the Act.
     (c) [   ] Insurance Company as defined in Section
3(a)(19) of the Act.
     (d) [   ] Investment Company registered under
Section 8 of the Investment Company Act.
     (e) [   ] Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.
     (f) [   ] Employee Benefit Plan, Pension Fund
which is subject to the provisions of the Employee
Retirement Income Security Act of 1974 or endowment
Fund [see Section 240.13d-    1(b)(1)(ii)(F)].
     (g) [ X ] Parent Holding Company, in accordance
with Section 240.13d-    1(b)(ii)(G).
     (h) [   ] Group, in accordance with Section
240.13d-1(ii)(H).
     Item 4.   Ownership:
     (a)  Amount Beneficially Owned:
                         CBC - 350,000
                         CB  - 350,000
     (b)  Percent of Class:    CBC - 4.3%
                               CB  - 4.3%
     (c)  Number of shares as to which such person has:
            (i)     Sole power to vote or to direct the
vote:
           (ii)     Shared power to vote or to direct
the vote:
                         CBC - 350,000
                         CB  - 350,000
Page 4 of 6
                    Wichita River Oil Corporation
          (iii)     Sole power to dispose or to direct
the disposition of:
           (iv)     Shared power to dispose or to
direct the disposition of:
                         CBC - 350,000
                         CB  - 350,000
Item 5.   Ownership of Five Percent or Less of a Class:
                         Yes
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7.   Identification and Classification of the
Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:
Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is as set forth on the cover page hereof. CB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,
Item 8. Identification and Classification of Members of this Group:
                         Not applicable.
Item 9.   Notice of Dissolution of Group:
                         Not applicable.
Page 5 of 6
                 Wichita River Oil Corporation
Item 10.  Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:     After reasonable inquiry and to the best
of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 23, 1995

    CHEMICAL BANK            CHEMICAL BANKING CORPORATION
 /s/Allan D. Nemethy            /s/John B. Wynne
  Compliance Officer               Secretary

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